Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS

SECOND QUARTER 2008 OPERATING RESULTS

BILTHOVEN, THE NETHERLANDS, July 31, 2008 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2008 operating results in accordance with US GAAP.

•	Net sales of the second quarter of 2008 were EUR 209.4 million, up 6% from the first quarter of 2008 and down 18% from the second quarter of 2007.

•

Net earnings of the second quarter of 2008 were EUR 9.6 million, or EUR 0.18 diluted net earnings per share, as compared to net earnings of EUR 12.6 million, or EUR 0.22 diluted net earnings per share for the first quarter of 2008 and net earnings of EUR 14.9 million, or EUR 0.26 diluted net earnings per share for the second quarter of 2007.

•

Bookings in the second quarter of 2008 were EUR 193.3 million, up 3% from the first quarter of 2008. Bookings from our Front-end segment were down 20% and bookings from our Back-end segment were up 19%. Quarter-end backlog was EUR 174.5 million, down 8% from the end of the previous quarter.

•

We have signed a letter of intent to sell our majority owned subsidiary NanoPhotonics AG, in accordance with our Roadmap to Front-end Peer Group Profitability. In the second quarter of 2008 we recorded an impairment charge of EUR 1.4 million related to goodwill of our investment in NanoPhotonics.

Commenting on the 2008 second quarter operating results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “The contraction in demand for wafer processing equipment in the second quarter was largely due to the impact of the severely weakened global economic sentiment on top of the already stagnant customer ordering patterns. Although we have made substantial progress this year in driving down breakeven levels, the low level of bookings and billings in recent months necessarily had a material impact on Front-end operating margins.”

“Despite this protracted market weakness which has been well-documented by industry participants, we remain diligent in implementing our Roadmap to reach Peer Group Profitability in 2009, and increasing long-term value for all our shareholders. We are confident that ASMI’s strategy and established technology leadership are positioning Front-end operations for solid growth as the industry recovers in 2009 and beyond.”

“On a bright note,” he continued, “Our Back-end operations turned in a stellar performance, once again outperforming the global assembly and packaging market. Revenues in Back-end increased 17%, and profitability improved in line with that. At the core of Back-end’s success is its unique vertically-integrated business model, and to confirm the company’s confidence in the model’s long-term viability, Back-end has made significant investment in capacity expansion in recent quarters.”

Three months ended June 30, 2008.

The following table shows the operating performance for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions, except earnings per share)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Net sales	254.7	197.1	209.4	6%	(18)%
Gross profit	96.9	76.4	81.2	6%	(16)%
Gross profit margin %	38.0%	38.8%	38.8%	—	0.8	%(1)
Selling, general and administrative expenses	(32.9)	(29.1)	(31.8)	9%	(3)%
Research and development expenses	(21.5)	(18.9)	(18.4)	(2)%	(14)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	(7)%	(16)%
Impairment of goodwill	—	—	(1.4)	na	na

Earnings from operations	42.4	28.3	29.5	4%	(30)%

Net earnings	14.9	12.6	9.6	(24)%	(36)%

Diluted net earnings per share	0.26	0.22	0.18

New orders	226.9	187.3	193.3	3%	(15)%
Backlog at end of period	242.6	190.6	174.5	(8)%	(28)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end	120.4	83.9	77.2	(8)%	(36)%
Back-end	134.3	113.2	132.2	17%	(2)%

Total net sales	254.7	197.1	209.4	6%	(18)%

In the second quarter of 2008, net sales of wafer processing equipment (Front-end segment) represented 36.9% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 63.1% of total net sales in the second quarter of 2008.

The decrease of net sales of our Front-end segment was noticed in all product lines except for increased sales of Transistor Products, and sales of Epitaxy products being stable. We experienced in particular a decrease in the DRAM market in Taiwan.

Market penetration of ALD technology based Transistor Products is progressing well.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007 impacted total net sales negatively by 3% and 11% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Gross profit Q2 2007	Gross profit Q1 2008	Gross profit Q2 2008	Gross profit margin Q2 2007	Gross profit margin Q1 2008	Gross profit margin Q2 2008	Increase or (decrease) percentage points Q1 2008 to Q2 2008	Increase or (decrease) percentage points Q2 2007 to Q2 2008
Front-end	38.5	28.6	24.6	32.0%	34.0%	31.9%	(2.1)	(0.1)
Back-end	58.4	47.8	56.6	43.5%	42.2%	42.8%	0.6	(0.7)

Total gross profit	96.9	76.4	81.2	38.0%	38.8%	38.8%	—	0.8

The gross profit margin of our Front-end segment decreased from the first quarter of 2008 mainly due to decreased utilization of capacity and a one-off decrease of the gross margin of our Vertical Furnace products.

The gross profit margin of our Back-end segment increased from the first quarter of 2008 driven by increased utilization of capacity.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end	19.2	16.5	17.9	8%	(7)%
Back-end	13.7	12.6	13.9	11%	1%

Total selling, general and administrative expenses	32.9	29.1	31.8	9%	(3)%

The selling, general and administrative expenses of our Front-end segment increased from the first quarter of 2008. Increased corporate expenses related to discussions with shareholders were an important driver.

As a percentage of net sales, selling, general and administrative expenses were 15% in the second quarter of 2008, 15% in the first quarter of 2008 and 13% in the second quarter of 2007.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Q2 2007	Q1 2008	Q2 2008	%Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end	13.8	11.7	11.0	(6)%	(20)%
Back-end	7.7	7.2	7.4	4%	(4)%

Total research and development expenses	21.5	18.9	18.4	(2)%	(14)%

The decrease in the Front-end segment from the first quarter of 2008 was mainly the result of the weakening of the Yen and US dollar against the euro.

As a percentage of net sales, research and development expenses were 9% in the second quarter of 2008, 10% in the first quarter of 2008 and 8% in the second quarter of 2007.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end	5.5	0.2	(5.8)	(2,801)%	(205)%
Back-end	36.9	28.1	35.3	25%	(4)%

Total earnings from operations	42.4	28.3	29.5	4%	(30)%

The decrease in the Front-end segment is the result of lower sales, at lower margins, and an impairment charge of EUR 1.4 million related to goodwill of our investment in NanoPhotonics. Excluding the impairment charge, earnings from operations of our Front-end segment amount to a loss of EUR 4.4 million.

The increase in the Back-end segment is in line with increased sales.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the second quarter of 2008 as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end	(3.1)	(1.1)	(6.8)	(540)%	(119)%
Back-end	18.0	13.7	16.4	21%	(8)%

Total net earnings	14.9	12.6	9.6	(24)%	(36)%

Net earnings of our Front-end segment for the second quarter of 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics. Excluding the impairment charge, net earnings of our Front-end segment amount to a loss of EUR 5.4 million.

Net earnings of our Front-end segment for the second quarter of 2007 include expenses resulting from the early extinguishment of convertible debt of EUR 5.9 million. Excluding the expense resulting from the early extinguishment of convertible debt, our Front-end segment achieved positive net earnings in the second quarter of 2007 of EUR 2.8 million.

Net earnings for the Back-end segment reflect our 53.1% ownership of ASM Pacific Technology.

Six months ended June 30, 2008.

The following table shows the operating performance and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions, except earnings per share)	Six months ended June 30,
	2007	2008	% Change
Net sales	464.8	406.5	(13)%
Gross profit margin	169.7	157.6	(7)%
Gross profit margin %	36.5%	38.8%	2.3 (1)
Selling, general and administrative expenses	(62.8)	(60.9)	(3)%
Research and development expenses	(41.3)	(37.3)	(10)%
Amortization of other intangible assets	(0.3)	(0.2)	(14)%
Impairment of goodwill	—	(1.4)	na

Earnings from operations	65.3	57.8	(12)%

Net earnings	26.1	22.2	(15)%

Diluted net earnings per share	0.46	0.41

New orders	473.1	380.6	(20)%
Backlog at the end of period	242.6	174.5	(28)%

(1)    Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	% Change
Front-end	236.7	161.1	(32)%
Back-end	228.1	245.4	8%

Total net sales	464.8	406.5	(13)%

In the six months ended June 30, 2008, net sales of wafer processing equipment (Front-end segment) represented 39.6% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 60.4% of total net sales.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the six months ended June 30, 2008 compared to the six months ended June 30, 2007 impacted net sales negatively by 10%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	2007	2008	Increase or (decrease) percentage points
Front-end	73.5	53.2	31.0%	33.0%	2.0
Back-end	96.2	104.4	42.2%	42.6%	0.4

Total gross profit	169.7	157.6	36.5%	38.8%	2.3

The gross profit margin of our Front-end segment increased due to changes in the product mix and the results from cost reduction programs which have been implemented since the third quarter of 2007.

The gross profit margin of our Back-end segment increased driven by increased utilization of capacity.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	% Change
Front-end	37.3	34.4	(8)%
Back-end	25.5	26.5	4%

Total selling, general and administrative expenses	62.8	60.9	(3)%

As a percentage of net sales, selling, general and administrative expenses were 15% in the first half of 2008, compared to 14% in the first half of 2007.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	% Change
Front-end	26.9	22.7	(16)%
Back-end	14.4	14.6	2%

Total research and development expenses	41.3	37.3	(10)%

As a percentage of net sales, research and development expenses were 9% in both the first half of 2008 and the first half of 2007.

Earnings from Operations. The following table shows earnings from operations for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	% Change
Front-end	8.9	(5.6)	na
Back-end	56.4	63.4	12%

Consolidated earnings from operations	65.3	57.8	(12)%

Earnings from operations for the Front-end segment for the first half of 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics.

Net Earnings. The following table shows net earnings for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2008 compared to the same period in 2007:

(EUR millions)	Six months ended June 30,
	2007	2008	% Change
Front-end	(1.9)	(7.9)	(316)%
Back-end	28.0	30.1	8%

Consolidated net earnings	26.1	22.2	(15)%

Net earnings of our Front-end segment for the first half of 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics. Excluding the impairment charge, net earnings of our Front-end segment amount to a loss of EUR 6.5 million.

Net earnings of our Front-end segment for the first half of 2007 include expenses resulting from the early extinguishment of convertible debt of EUR 5.9 million. Excluding the expense resulting from the early extinguishment of convertible debt, our Front-end segment achieved positive net earnings in the first half of 2007 of EUR 4.0 million.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2008 and the backlog at the end of the second quarter as compared to the first quarter of 2008 and the second quarter of 2007:

(EUR millions, except book-to-bill ratio)	Q2 2007	Q1 2008	Q2 2008	% Change Q1 2008 to Q2 2008	% Change Q2 2007 to Q2 2008
Front-end:
New orders for the quarter	81.9	76.2	60.8	(20)%	(26)%
Backlog at the end of the quarter	134.3	91.5	75.1	(18)%	(44)%
Book-to-bill ratio (new orders divided by net sales)	0.68	0.91	0.79

Back-end:
New orders for the quarter	145.0	111.1	132.5	19%	(9)%
Backlog at the end of the quarter	108.3	99.1	99.4	nm	(8)%
Book-to-bill ratio (new orders divided by net sales)	1.08	0.98	1.00

Total
New orders for the quarter	226.9	187.3	193.3	3%	(15)%
Backlog at the end of the quarter	242.6	190.6	174.5	(8)%	(28)%
Book-to-bill ratio (new orders divided by net sales)	0.89	0.95	0.92

In line with the market, order intake of our Front-end segment decreased in the second quarter of 2008. The decrease was noticed in all product lines except for PECVD.

The following table shows the level of new orders during the six months ended June 30, 2007 and 2008 and the backlog at June 30, 2007 and 2008 and the percentage change:

(EUR millions, except book-to-bill ratio)	Six months ended June 30,
	2007	2008	% Change
Front-end:
New orders	215.5	137.0	(36)%
Backlog at June 30	134.3	75.1	(44)%
Book-to-bill ratio (new orders divided by net sales)	0.91	0.85

Back-end:
New orders	257.6	243.6	(5)%
Backlog at June 30	108.3	99.4	(8)%
Book-to-bill ratio (new orders divided by net sales)	1.13	0.99

Total
New orders	473.1	380.6	(20)%
Backlog at June 30	242.6	174.5	(28)%
Book-to-bill ratio (new orders divided by net sales)	1.02	0.94

The book-to-bill ratio of our Back-end segment is 1.02 when measured in local currency.

Liquidity and capital resources

Net cash provided by operations in the second quarter of 2008 was EUR 29.5 million as compared to net cash provided by operations of EUR 19.0 million in the second quarter of 2007. For the six months ended June 30, 2008, net cash provided by operations was EUR 61.4 million compared to cash provided by operations of EUR 30.9 million for the same period in 2007. These developments result primarily from decreased working capital.

Net cash used in investing activities in the second quarter of 2008 was EUR 8.0 million, compared to EUR 16.4 million in the second quarter of 2007. For the six months ended June 30, 2008, net cash used in investing activities was EUR 15.5 million compared to EUR 22.8 million for the same period in 2007. These developments result mainly from decreased capital expenditures.

Net cash used in financing activities in the second quarter of 2008 was EUR 54.5 million, compared to EUR 44.7 million in the second quarter of 2007. For the six months ended June 30, 2008, net cash used in financing activities was EUR 57.1 million compared to EUR 45.6 million for the same period in 2007. These developments included the purchase of treasury shares (EUR 32.0 million) in the first half of 2008. In accordance with our commitment made in 2006, we have utilized the EUR 25.3 million dividends received from Back-end operations to purchase treasury shares. EUR 6.7 million of the dividends expected to be received from Back-end operations in August is allocated to the treasury shares already purchased. Included in the second quarter of 2007 were the purchase of treasury shares (EUR 3.5 million) and the buy back of convertible debt (EUR 20.5 million). In the second quarter of 2008, our Back-end operations paid EUR 22.3 million of dividends to its minority shareholders, compared to EUR 20.9 million in the second quarter of 2007.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 262.3 million at March 31, 2008 to EUR 271.1 million at June 30, 2008. The increase is primarily the result of increased sales of our Back-end segment, in particular in June 2008. The number of outstanding days of working capital, measured based on annual sales, increased from 102 days at March 31, 2008 to 110 days at June 30, 2008. During the same period, our Front-end segment increased from 120 days to 137 days, while our Back-end segment increased from 87 days to 91 days.

At June 30, 2008, our principal sources of liquidity consisted of EUR 152.3 million in cash and cash equivalents and EUR 92.8 million in undrawn bank lines. Approximately EUR 57.1 million of the cash and cash equivalents and EUR 24.6 million of the undrawn bank lines are restricted to use in our Back-end operations. Approximately EUR 12.0 million of the cash and cash equivalents and EUR 17.2 million in undrawn bank lines are restricted to use in our Front-end operations in Japan.

Dividend

We will continue with our dividend policy as formulated in 2007. Based on this, we intend to propose to the May 2009 Annual General Meeting of Shareholders to pay a dividend over 2008. There will be no payment of an interim dividend in 2008.

Outlook

In recent weeks, both industry analysts and companies in the sector have forecasted material further declines in 2008 front-end capital equipment spending. For the back-end assembly and packaging markets, the contraction is expected to be less severe.

In light of the ongoing softness in front-end capital spending for 2008, ASMI anticipates increased weakness in Front-end revenues for the third quarter. At the same time, we focus on further reducing the operating expenses.

In Back-end, based on strong bookings through the second quarter, and a book-to-bill of 1 for the period, our assembly and packaging operations are expected to deliver solid results for the third quarter, and, once again, should continue to outperform the sector.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

FRIDAY, AUGUST 1, 2008 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 866.966.5335
International:	+44 (0)20.3023.4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 15, 2008. The replay dial-in numbers are:

United States:	+1 866.583.1035
International:	+44 (0)20.8196.1998
Access code:	117327#

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)	In Euro
	Three months ended June 30,		Six months ended June 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	254,714	209,400	464,805	406,479
Cost of sales	(157,815)	(128,179)	(295,147)	(248,836)

Gross profit	96,899	81,221	169,658	157,643

Operating expenses:
Selling, general and administrative	(32,923)	(31,793)	(62,800)	(60,919)
Research and development	(21,466)	(18,420)	(41,254)	(37,283)
Amortization of other intangible assets	(139)	(117)	(283)	(243)
Impairment of goodwill	—	(1,395)	—	(1,395)

Total operating expenses	(54,528)	(51,725)	(104,337)	(99,840)

Earnings from operations	42,371	29,496	65,321	57,803
Net interest expense	(1,000)	(945)	(2,026)	(1,744)
Expense resulting from early extinguishment of debt	(5,910)	—	(5,910)	—
Foreign currency exchange losses (gains)	(783)	(525)	(724)	402

Earnings before income taxes and minority interest	34,678	28,026	56,661	56,461
Income tax expense	(4,028)	(3,882)	(6,158)	(7,859)

Earnings before minority interest	30,650	24,144	50,503	48,602
Minority interest	(15,747)	(14,548)	(24,443)	(26,367)

Net earnings	14,903	9,596	26,060	22,235

Dividend preferred shares	—	(2)	—	(2)

Net earnings to common shareholders	14,903	9,594	26,060	22,233

Net earnings per share:
Basic net earnings	0.28	0.19	0.48	0.42
Diluted net earnings (1)	0.26	0.18	0.46	0.41

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	53,986	51,852	53,930	52,823
Diluted (1)	65,767	61,915	65,968	62,787

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)	In Euro
	December 31, 2007	June 30, 2008
		(unaudited)
Assets

Cash and cash equivalents	167,923	152,285
Accounts receivable, net	229,160	198,731
Inventories, net	205,504	201,402
Income taxes receivable	117	92
Deferred tax assets	4,062	4,480
Other current assets	26,786	32,381

Total current assets	633,552	589,371

Debt issuance costs	2,316	1,764
Deferred tax assets	951	943
Other intangible assets	4,251	5,077
Goodwill, net	49,621	44,484
Property, plant and equipment, net	149,642	140,427

Total Assets	840,333	782,066

Liabilities and Shareholders’ Equity

Notes payable to banks	16,677	17,046
Accounts payable	99,046	78,968
Accrued expenses	68,076	62,318
Advance payments from customers	10,039	11,373
Deferred revenue	12,377	9,391
Income taxes payable	19,686	20,517
Current portion of long-term debt	15,438	13,684

Total current liabilities	241,339	213,297

Pension liabilities	3,872	3,751
Deferred tax liabilities	799	682
Long-term debt	15,828	13,031
Convertible subordinated debt	138,993	125,217

Total Liabilities	400,831	355,978

Minority interest	120,624	117,399

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 54,005,214 and 54,251,471 shares	2,160	2,170
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none and 21,985 shares	—	220
Capital in excess of par value	319,657	323,304
Treasury shares at cost	(3,985)	(32,950)
Retained earnings	73,965	95,975
Accumulated other comprehensive loss	(72,919)	(80,030)

Total Shareholders’ Equity	318,878	308,689

Total Liabilities and Shareholders’ Equity	840,333	782,066

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	In Euro
	Three months ended June 30,		Six months ended June 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	14,903	9,596	26,060	22,235
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,345	7,739	16,729	15,661
Amortization of other intangible assets	344	360	695	731
Impairment of goodwill	—	1,395	—	1,395
Amortization of debt issuance costs	222	260	454	433
Compensation expense employee stock option plan	458	455	816	880
Compensation expense employee share incentive scheme ASMPT	2,537	2,233	3,219	3,094
Deferred income taxes	358	(303)	(76)	(593)
Expense resulting from early extinguishment of debt	5,910	—	5,910	—
Minority interest	15,747	14,548	24,443	26,367
Changes in other assets and liabilities:
Accounts receivable	(44,417)	(1,461)	(47,980)	21,697
Inventories	(7,018)	6,123	(23,028)	(5,325)
Other current assets	(5,460)	(690)	(10,068)	(7,116)
Accounts payable and accrued expenses	24,854	(9,068)	24,092	(19,362)
Advance payments from customers	(1,867)	(1,899)	1,917	2,162
Deferred revenue	719	(3,167)	3,779	(2,883)
Pension liabilities	122	41	247	122
Income taxes	3,241	3,378	3,648	1,948

Net cash provided by operating activities	18,998	29,540	30,857	61,446

Cash flows from investing activities:
Capital expenditures	(16,259)	(6,852)	(22,405)	(16,617)
Purchase of other intangible assets	(146)	(1,638)	(482)	(1,814)
Proceeds from sale of property, plant and equipment	9	441	106	2,977

Net cash used in investing activities	(16,396)	(8,049)	(22,781)	(15,454)

Cash flows from financing activities:
Notes payable to banks, net	(901)	256	(1,726)	506
Proceeds of long-term debt and subordinated debt	1,204	—	1,204	—
Repayments of long-term debt and subordinated debt	(22,891)	(2,663)	(24,234)	(4,392)
Purchase of treasury shares	(3,495)	(30,914)	(3,495)	(32,018)
Proceeds from issuance of preferred shares	—	220	—	220
Proceeds from issuance of common shares and exercise of stock options	2,269	918	3,570	952
Dividend to minority shareholders	(20,920)	(22,341)	(20,920)	(22,341)

Net cash used in financing activities	(44,734)	(54,524)	(45,601)	(57,073)
Exchange rate effects	(1,980)	(1,205)	(2,919)	(4,557)

Net increase (decrease) in cash and cash equivalents	(44,112)	(34,238)	(40,444)	(15,638)
Cash and cash equivalents at beginning of period	197,540	186,523	193,872	167,923

Cash and cash equivalents at end of period	153,428	152,285	153,428	152,285

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,196	2,476	2,210	1,815
Income taxes, net	428	806	2,586	6,503

Non cash investing and financing activities:
Conversion of subordinated debt into 349,286 common shares	—	4,656	—	4,656

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.10% at June 30, 2008, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands)	In Euro
	Front-end	Back-end	Total
Three months ended June 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	120,413	134,301	254,714
Gross profit	38,546	58,353	96,899
Earnings from operations	5,495	36,876	42,371
Net interest income (expense)	(1,632)	632	(1,000)
Expense resulting from early extinguishment of debt	(5,910)	—	(5,910)
Foreign currency transaction losses	(264)	(519)	(783)
Income tax expense	(791)	(3,237)	(4,028)
Minority interest	—	(15,747)	(15,747)
Net earnings (loss)	(3,102)	18,005	14,903

Capital expenditures and purchase of intangible assets	4,681	11,724	16,405
Depreciation and amortization	4,157	4,532	8,689

Three months ended June 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	77,170	132,230	209,400
Gross profit	24,592	56,629	81,221
Earnings from operations	(5,754)	35,250	29,496
Net interest income (expense)	(1,150)	205	(945)
Foreign currency transaction gains (losses)	(19)	(506)	(525)
Income tax benefit (expense)	121	(4,003)	(3,882)
Minority interest	—	(14,548)	(14,548)
Net earnings (loss)	(6,802)	16,398	9,596
Dividend preferred shares	(2)	—	(2)
Net earnings (loss) to common shareholders	(6,804)	16,398	9,594

Capital expenditures and purchase of intangible assets	3,491	4,999	8,490
Depreciation and amortization	3,626	4,473	8,099
Impairment of goodwill	1,395	—	1,395

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	236,690	228,115	464,805
Gross profit	73,443	96,215	169,658
Earnings from operations	8,934	56,387	65,321
Net interest income (expense)	(3,563)	1,537	(2,026)
Expense resulting from early extinguishment of debt	(5,910)	—	(5,910)
Foreign currency transaction gains (losses)	(804)	80	(724)
Income tax expense	(545)	(5,613)	(6,158)
Minority interest	—	(24,443)	(24,443)
Net earnings (loss)	(1,888)	27,948	26,060

Capital expenditures and purchase of intangible assets	5,957	16,930	22,887
Depreciation and amortization	8,436	8,988	17,424

Cash and cash equivalents	86,571	66,857	153,428
Capitalized goodwill	14,034	39,325	53,359
Other intangible assets	4,244	409	4,653
Other identifiable assets	359,299	288,788	648,087
Total assets	464,148	395,379	859,527
Total debt	202,209	194	202,403
Headcount in full-time equivalents (1)	1,881	9,769	11,650

Six months ended June 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	161,048	245,431	406,479
Gross profit	53,144	104,499	157,643
Earnings from operations	(5,541)	63,344	57,803
Net interest income (expense)	(2,368)	624	(1,744)
Foreign currency transaction gains (losses)	(131)	533	402
Income tax benefit (expense)	175	(8,034)	(7,859)
Minority interest	—	(26,367)	(26,367)
Net earnings (loss)	(7,865)	30,100	22,235
Dividend preferred shares	(2)	—	(2)
Net earnings (loss) to common shareholders	(7,867)	30,100	22,233

Capital expenditures and purchase of intangible assets	9,395	9,036	18,431
Depreciation and amortization	7,294	9,098	16,392
Impairment of goodwill	1,395	—	1,395

Cash and cash equivalents	95,157	57,128	152,285
Capitalized goodwill	10,794	33,690	44,484
Other intangible assets	4,442	635	5,077
Other identifiable assets	287,879	292,341	580,220
Total assets	398,272	383,794	782,066
Total debt	168,978	—	168,978
Headcount in full-time equivalents (1)	1,741	10,421	12,162

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles in the United States of America ("US GAAP"). Accounting principles applied are unchanged compared to the year 2007.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, minority interest, convertible subordinated notes, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended June 30,		Six months ended June 30,
(thousands, except per share data)	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	14,903	9,596	26,060	22,235
Adjustments for IFRS:
Classification of minority interest	15,747	14,548	24,443	26,367
Convertible subordinated notes	(3,693)	(1,641)	(5,485)	(3,936)
Development expenses	3,914	2,530	7,451	5,871
Option plans	2	—	6	—
Preferred shares	—	(2)	—	(2)

Total adjustments	15,970	15,435	26,415	28,300

IFRS	30,873	25,031	52,475	50,535

IFRS allocation of net earnings:
Shareholders	15,126	10,483	28,032	24,168
Minority interest	15,747	14,548	24,443	26,367

Net earnings per share:
Basic	0.28	0.20	0.52	0.46
Diluted	0.28	0.20	0.52	0.46

			Equity	Equity
(thousands)			December 31, 2007	June 30, 2008
				(unaudited)
US GAAP			318,878	308,689
Adjustments for IFRS:
Goodwill			(9,569)	(9,005)
Classification of minority interest			120,624	117,399
Convertible subordinated notes			17,151	13,215
Development expenses			29,717	34,351
Pension plans			747	741
Preferred shares			—	(220)

Total adjustments			158,670	156,481

IFRS			477,548	465,170